SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act

Exide Technologies

(Exact name of registrant as specified in its charter)

Delaware	23-0552730

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Crossroads Corporate Center 3150 Brunswick Pike Suite 230 Lawrenceville, New Jersey	08648

(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to:	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to:
General Instruction A.(c), please check the following box. ☐	General Instruction A.(d), please check the following box ☒

Securities Act registration statement file number to which this form relates:	N/A
(the securities will be issued pursuant to Section 1145 of the United States Bankruptcy Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered

N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
Warrants to subscribe for Common Stock

(Title of Class)

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SIGNATURES
EX-1 AMENDED & RESTATED CERTIFICATE OF INCORP
EX-2 AMENDED & RESTATED BYLAWS OF THE COMPANY
EX-3 WARRANT AGREEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

     This registration statement registers under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the following securities of Exide Technologies, a Delaware corporation (the “Company”), being issued pursuant to the Joint Plan of Reorganization of the Official Committee of Unsecured Creditors and the Debtors, as amended or supplemented from time to time (the “Plan”), and following the filing with the State of Delaware of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate”):

•	Common Stock, par value $0.01 per share (“Common Stock”), which replaces the Company’s prior common stock registered under Section 12(g) of the Exchange Act; and

•	Warrants to subscribe for shares of Common Stock (“Warrants”).

     The description that follows is qualified in its entirety by the full terms of the Common Stock and Warrants as set forth in the Exhibits hereto, which are incorporated by reference into this Item 1.

Description of Common Stock

Dividends. Except as otherwise provided by the Delaware General Corporation Law or the Certificate, holders of Common Stock shall be entitled to receive dividends and distributions (whether payable in cash or otherwise) as may be declared by the Board of Directors of the Company from time to time out of assets or funds of the Company legally available therefor.

Voting. Except as otherwise required by law, each holder of Common Stock shall be entitled to one vote for each share thereof held by such holder. Holders of Common Stock may not engage in cumulative voting. The stockholders of the Company may not take any action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of stockholders.

     Generally, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Company.

Preemptive Rights. No holder of Common Stock is entitled to subscribe for or purchase any part of any new or additional issue of stock of any class or series.

Board of Directors; Classification of Directors. Directors are elected by a plurality of the votes of the shares entitled to vote in the election of directors present in person or represented by proxy at the meeting of the stockholders at which directors are elected.

     The directors of the Company are divided into three classes as nearly equal in size as possible, designated Class I, Class II and Class III. The term of office of the initial Class I directors expires at the first annual meeting of stockholders to be held in 2005, and Class I directors elected thereat shall be elected for a full term of three years. The term of office of the initial Class II directors expires at the second annual meeting of stockholders to be held in 2006, and Class II directors elected thereat shall be elected for a full term of three years. The term of office of the initial Class III directors expires at the third annual meeting of stockholders to be held in 2007, and Class III directors elected thereat shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose term expires at such annual meeting.

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Other. In the event of any liquidation, dissolution or winding-up of the Company (whether voluntary or involuntary), the assets of the Company available for distribution to common stockholders shall be distributed in equal amounts per share to the holders of Common Stock.

     Shares of Common Stock are not subject to calls or assessments. No personal liability will attach to holders under the laws of the State of Delaware.

     The Company is subject to Section 203 of the Delaware General Corporation Law. In addition, pursuant to the terms of the Certificate, any transaction between the Company and an “interested stockholder,” as such term is defined in Section 203 of the Delaware General Corporation Law, must be approved by a majority of the Board of Directors of the Company. See the Certificate for additional restrictions relating to affiliate transactions.

Description of Warrants

Term. The Warrants will expire seven years after the Company’s emergence from Chapter 11.

Exercise Price. The exercise price of the Warrants will initially be set at a price equal to $32.11. In addition, the exercise price will be adjusted pursuant to the anti-dilution provisions summarized below.

Anti-dilution. If, at any time before the expiration date of the Warrants, the Company (i) pays a dividend or makes a distribution on its Common Stock in shares of Common Stock, (ii) subdivides or combines its outstanding shares of Common Stock or (iii) reclassifies its Common Stock into other securities, the number of shares issuable on exercise of each Warrant and each Warrant’s exercise price will be adjusted so that the holders of Warrants are entitled to receive the number and kind of shares of Common Stock or other securities that they would have received if their Warrants had been exercised immediately before the event (or, if applicable, the event’s record date).

     In addition, if the Company issues or sells any Common Stock (other than “Excluded Stock,” as defined in the Warrant Agreement between the Company and American Stock Transfer & Trust Company, dated as of May 5, 2004 (the “Warrant Agreement”)) without consideration or for consideration per share less than the “Market Price” (as defined in the Warrant Agreement) of the Common Stock as of the day of such issuance or sale, the exercise price in effect immediately prior to each such issuance will be reduced and the number of shares issuable on exercise of each Warrant will be increased as determined in accordance with the Warrant Agreement.

     Finally, if the Company at any time or from time to time distributes to all holders of Common Stock (including any such distribution made to the stockholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness, cash or assets (other than distributions and dividends payable in shares of Common Stock or cash dividends or distributions paid out of retained earnings or surplus legally available for such dividends or distributions), the Warrants’ exercise price will be decreased to reflect the value of the distribution in accordance with the Warrant Agreement.

     No adjustment in the number of shares purchasable shall be required unless such adjustment would require an increase or decrease of at least 1.0% in the number of shares purchasable upon the exercise of each Warrant. See the Warrant Agreement for further information on the calculation of the adjusted exercise price and the number of shares issuable on exercise of each Warrant.

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Event Protection. For a period of three years following the effective date of the Plan and subject to certain other conditions, in the event of a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company or a consolidation, merger or other business combination in which the Company is not the surviving entity (each such event, an “Organic Change”), a buyer or surviving entity shall pay holders of the Warrants (in exchange for such Warrants) the cash equivalent to a Black-Scholes valuation (using a 40% volatility and the remaining life of the Warrants, such valuation subject to a 50% reduction in the third year following the effective date of the Plan) of such Warrants as of the date such transaction is consummated (the “Black-Scholes Amount”). In certain circumstances, the buyer or surviving entity may elect, in lieu of paying the Black-Scholes Amount, to give the holders of Warrants rights to acquire and receive upon exercise of such Warrants such shares of stock, securities or other property issuable or payable as part of the Organic Change as they would have been entitled to receive upon exercise of such Warrants had such Warrants been exercised immediately before such Organic Change, provided that if a portion of the consideration paid by such buyer or surviving entity in connection with the Organic Change is cash, the amount of cash to which the holders of the Warrants will be entitled to receive upon exercise shall be a portion of the Black-Scholes Amount. See the Warrant Agreement for further information on the calculation of the Black-Scholes Amount.

Item 2. Exhibits.

Number	Description
1.	Amended and Restated Certificate of Incorporation of the Company.
2.	Amended and Restated Bylaws of the Company.
3.	Warrant Agreement, between the Company and American Stock Transfer & Trust Company, dated as of May 5, 2004.

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SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 6, 2004	EXIDE TECHNOLOGIES (Registrant)

By: /s/ Stuart H. Kupinsky Name: Stuart H. Kupinsky Title: Executive Vice President, General Counsel and Secretary

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